                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            Celox Laboratories, Inc.
                            ------------------------
                                (Name of Issuer)




                                  Common Stock
                                  ------------
                         (Title of Class of Securities)




                                    151179108
                                    ---------
                                 (CUSIP Number)




                               February 28, 2000
                               -----------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / / Rule 13d-1(b)

      /X/ Rule 13d-1(c)

      / / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 151179108                  13G                            Page 2 of 5

---------------------------- ---------------------------------------------------
             1               NAME OF REPORTING PERSONS
                             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                             James E. Veiman (the "Reporting Person")

---------------------------- ---------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                             Not Applicable                      (a) / /

                                                                 (b) / /

---------------------------- ---------------------------------------------------
             3               SEC USE ONLY

---------------------------- ---------------------------------------------------
             4               CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
---------------------------- ---------------------------------------------------

         NUMBER OF                     5            SOLE VOTING POWER
          SHARES                                             434,500(1)
       BENEFICIALLY          ---------------------- ----------------------------
         OWNED BY
           EACH                        6            SHARED VOTING POWER
         REPORTING                                           0
          PERSON             ---------------------- ----------------------------
           WITH
                                       7            SOLE DISPOSITIVE POWER
                                                             434,500

                             ---------------------- ----------------------------

                                       8            SHARED DISPOSITIVE POWER
                                                             0
---------------------------- ---------------------------------------------------
             9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON
                             434,500
---------------------------- ---------------------------------------------------
            10 CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /
                             Not Applicable

---------------------------- ---------------------------------------------------
            11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                             12.43%
---------------------------- ---------------------------------------------------
            12               TYPE OF REPORTING PERSON*
                             IN
---------------------------- ---------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!



---------------------
(1) Includes 200,000 shares of common stock that were issued upon exercise of a warrant dated March 10, 2000.

Item 1(a).        NAME OF ISSUER:

                  The name of the issuer is Celox Laboratories, Inc. (the "Issuer").

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The address of the principal executive offices of the Issuer is 1311 Helmo Avenue, Saint Paul, MN 55128.

Item 2(a).        NAME OF PERSON FILING:

                  James E. Veiman (the "Reporting Person").

Item 2(b).        ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NON, RESIDENCE:

                  The address of the Reporting Person is 13646 Crooked Lake Boulevard, Anoka, MN 55304.

Item 2(c).        CITIZENSHIP:

                  The Reporting Person is a citizen of the United States.

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  The class of equity securities to which this Statement relates is the Common Stock of the Issuer (the "Common Stock").

Item 2(e).        CUSIP NUMBER:

                  The CUSIP number of the Common Stock is 151179108.

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the filing person is a:

                  Not Applicable.

Item 4.           OWNERSHIP:


         (a)      Amount Beneficially Owned:  434,500

         (b)      Percent of Class:  12.43%

         (c)      Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote................................         434,500

         (ii)     shared power to vote or to direct the vote..............................               0


                                  Page 3 of 5



         (iii)    sole power to dispose or to direct the
                  disposition of..........................................................         434,500

         (iv)     shared power to dispose or to direct the disposition of.................               0

-------------------------

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not Applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

Item 10.          CERTIFICATION:

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 13, 2000.





By: /s/ James E. Veiman
   ------------------------
    James E. Veiman


                                  Page 5 of 5